Filed by Micro Focus International plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Hewlett Packard Enterprise Company
Commission File No.: 001-37483
Date: September 7, 2016

The following is an email to be sent by Nils Brauckmann, Chief Executive Officer of SUSE, to all employees of SUSE on September 7, 2016.

Micro Focus, Hewlett Packard Enterprise and SUSE Announcements

Dear SUSE Team,

Today you have seen the announcement from Kevin Loosemore that Micro Focus has conditionally entered into a merger agreement to acquire Hewlett Packard Enterprise Software Business Segment, creating one of the industry’s largest pure-play, infrastructure software companies. This is exciting and positive news for all of us because it positions us even better than ever to continue to increase our business growth and  investments. Learn more by reading our press announcement and reviewing the FAQ.

Let me share with you my perspective on this news and how it will benefit SUSE customers and expand opportunities for the SUSE business and team.

We will continue to operate under our existing SUSE mission and charter to achieve sustainable and profitable revenue growth. As a business within the Micro Focus company, this merger will give us the additional benefit of a much larger, more stable and diverse foundation on which to continue the rapid growth and expansion of our SUSE business.

Also, at the same time as the merger transaction, we announced our intent to enter into a commercial partnership naming SUSE as Hewlett Packard Enterprise's (HPE) preferred Linux partner. We are also exploring additional collaboration leveraging SUSE's OpenStack expertise for joint innovation around HPE’s Helion OpenStack and Stackato Platform-as-a-Service solutions. SUSE and HPE will now begin working together to define the specifics of this commercial partnership.

This is a clear and strong endorsement of SUSE's capabilities as a provider of enterprise-grade, open source solutions as well as our ability to collaborate broadly and deeply across our ecosystem of partners including HPE.

There will be much more communication flowing in the coming days, weeks and months, but in the meantime, here are three key concepts to keep us all grounded:

•	Continuity. Our charter, business strategy and leadership team are all unchanged by this announcement. As a team, we’ve been through multiple expansion and change events, and each time we’ve maintained our continuity and emerged stronger and more successful.

•	Commitment. We are the “open” open source company committed to the open source development and business model as well as to our communities, customers and partners of all sorts. This means being open to choice for customers and partners at all levels and with both open source and proprietary/mixed-source partners and vendors.

•	Growth. We are now better positioned than ever to continue our rapid growth trajectory. Micro Focus has consistently invested in SUSE growth in many ways, such as continuous increases in staffing and marketing and now as one of the largest software firms in the industry, we are even better positioned to continue supporting SUSE's growth.

We expect the Micro Focus and Hewlett Packard Enterprise Software Business Segment merger to close in Q3 2017, but in the near-term the SUSE and HPE commercial partnership project will begin and progress more quickly with the intention to reach closure in Q4 CY 2016.

This is an exciting time for all of us and this important event will provide us with even more opportunity to expand our business and be the leading provider of open source infrastructure solutions for our enterprise customers and business partners. However, for now we must do what made us successful in previous merger situations: Our first priority must be to keep delivering great service and products to our customers and business partners and stay firmly focused on running our business.

To that end, we have crafted email content for our sales teams to use proactively to reach out to our customers and reassure them of our continued focus on them. We are at a key point in our sales cycle, so please make sure you take this action if it applies to you. We will also be pro-actively sending a message to our global alliance partners and our channel partners to assure them of our continued focus and commitment.

We are already in the middle of Q2 and soon will be closing out the first half of FY17. Our key performance indicators and the ongoing momentum in the SUSE business suggest that we are in a good position to continue the successful execution of our growth charter in the first half and for the full FY17. Again, while I encourage you to be inspired and encouraged by the possibilities this merger brings to the SUSE business, at the same time, I urge you to continue performing well in your daily job and execute well on making Q2 and the first half of FY17 a success for the benefit of all of us.

Over the coming months, while the merger agreement is brought to close, myself and the SUSE executive team will be engaged in the process to ensure the SUSE business is both supported by and benefits from these exciting changes, just as we have done in past mergers. You will see much communication to help keep you informed, and you can find additional resources and information on the Micro Focus intranet.

I also know that you must be curious about the potential expansion of our SUSE partnership with HPE and the benefits that it can create for all of us. The exploration of this great opportunity will develop rapidly over the next few months and I look forward to sharing the outcomes of that project with you during the next quarter.

Best Regards,
Nils

No Offer or Solicitation
This communication does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities, or any solicitation of any vote or approval. It does not constitute a prospectus or a prospectus "equivalent" document.

Additional Information and Where to Find It
This communication has been prepared and issued by and is the sole responsibility of Micro Focus International PLC (the "Company"). This communication relates to the Company and its conditional agreement to acquire the software business of Hewlett Packard Enterprise Co. (“HPE") to be held by Seattle SpinCo, Inc. ("Seattle"), a wholly owned subsidiary of HPE, constituting a reverse takeover for the purposes of the Listing Rules of the UKLA (the "Acquisition" or the "Transaction"). The Transaction will be submitted to the Company’s shareholders for their consideration and approval. In connection with the Transaction, the Company will file relevant materials with the SEC, including a registration statement on Form F-4 or S-4 containing a prospectus relating to the Company’s American Depositary Shares to be issued in connection with the Transaction, and Seattle will file a registration statement with the SEC. The Company will mail the prospectus contained in the Form F-4 or S-4 to HPE’s stockholders. This communication is not a substitute for the registration statements or other document(s) that the Company and/or Seattle may file with the SEC in connection with the Transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, AND THE TRANSACTION. Shareholders will be able to obtain copies of these documents (when they are available) and other documents filed with the SEC with respect to the Company free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from the Company upon written request to the Company’s investor relations department or HPE’s investor relations department.

Caution Concerning Forward-Looking Statements
This communication may contain certain statements about the Company, HPE and Seattle that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication may include statements about the expected effects on the Company, HPE and Seattle of the Transaction, the anticipated timing and benefits of the Transaction, the Company’s and Seattle’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of the Company, HPE or Seattle (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements contained in this communication based on past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; the Company’s and HPE’s ability to complete the Transaction on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Transaction; risks relating to any unforeseen liabilities of the Company or Seattle; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects of the Company, Seattle and the resulting combined company; business and management strategies and the expansion and growth of the operations of the Company, Seattle and the resulting combined company; the ability to successfully combine the business of the Company and Seattle and to realise expected operational improvement from the Transaction; the effects of government regulation on the businesses of the Company, Seattle or the combined company; the risk that disruptions from the Transaction will impact the Company’s or Seattle’s business; and the Company’s, Seattle’s or HPE’s plans, objectives, expectations and intentions generally. Forward-looking statements included herein are made as of the date hereof, and none of the Company, Seattle or HPE undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Subject to any requirement under applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this communication.

Except as otherwise explicitly stated, neither the content of the Company’s website nor the HPE website, nor any other website accessible via hyperlinks on either such website, is incorporated into, or forms part of, this communication.